Management Discussion And Analysis Of
Results Of Operations And Financial Condition
For The Year Ended August 31, 2005

This Management Discussion and Analysis of Sungold International Holdings Corp. (the “Corporation”) provides analysis of the Corporation’s financial results for the year ended August 31, 2005. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the Corporation’s audited financial statements for the year ended August 31, 2005 (the “Annual Financial Statements”). All financial information is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in Canadian dollars. Additional information relating to the Corporation, including the Annual Financial Statements, is available on SEDAR at www.sedar.com.

DATE OF THE REPORT

January 9, 2005.

OVERALL PERFORMANCE

Overview

Sungold International Holdings Corp., “the Corporation”, is a development stage company focused on the development and promotion of a pari-mutuel, virtual horseracing game, the sale of video advertising time between the virtual horse races, and the development of an Internet payment system. The Corporation is a public company listed on the OTC Bulletin Board under the symbol “SGIHF”. The Corporation conducts its operations through its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., a company incorporated under the laws of Canada, Racing Unified Network (R.U.N.) Inc., a company incorporated under the laws of Canada, and SafeSpending Inc., a company incorporated under the laws of Arizona.

To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The recoverability of pre-development costs is primarily dependent on the ability of the Corporation to put its pre-development projects into economically viable production in the future. The Corporation has funded its business operations, working capital and the development of its interests by the issuance of share capital under private placements and by the exercise of accompanying warrants, and stock options in the aggregate amount of $21,078,648 since inception. The Corporation intends to continue to finance its operations through the issuance of equity and perhaps debt until it generates sufficient revenues from the Horsepower® World Pool system, and the SafeSpending™ Anonymous Internet Payment system.

Over the past year, the Corporation has focused on five strategic objectives: strengthening the management complement, finishing the software development of the Horsepower® World Pool system, marketing this product to licensed pari-mutuel wagering establishments, obtaining requisite legal approvals in the appropriate jurisdictions, and starting the software development of the SafeSpending™ Anonymous Internet Payment system.

During the year ended August 31, 2005, in keeping with the first objective, the Corporation appointed the positions of Chief Financial Officer, President, Vice-President Corporate Development, and Vice-President Administration. The subsidiary, Horsepower Broadcasting Network (HBN) International Ltd., appointed a President and Chief Executive Officer, Vice-President Operations and renewed the appointment of its Chief Technical Officer. SafeSpending Inc. appointed a President and Chief Executive Officer. All of these appointments were made in the second half of the year. Subsequent to August 31, Sungold appointed a Vice-President International Operations.

The Horsepower® World Pool software is designed to interface with the pari-mutuel tote systems which comprise the infrastructure at each location. The software has been tested with a simulated interface and the last phase of development is to test the interface with an actual tote system in real time. This experience requires the cooperation of a tote company. Sungold has discussed these requirements with one of the industry tote companies and believes these arrangements will be completed in the near future.

The Corporation’s marketing efforts are a continuous process in North America and abroad. In keeping with its world wide concept, the Corporation made a one year agreement in July 2005 with an industry consulting agency in Ireland, The Web Gaming Consultants, headed up by Alan Weinrib and Brian Fogarty, to represent it in Ireland, the U.K., France, South Africa and Israel, and followed this up in November 2005 with the appointment of Patrick Kearns as Vice President International Operations to coordinate their efforts and develop other opportunities in the emerging markets of Europe. During the year ended August 31, 2005, the Corporation announced signing letters of intent with 5 race track locations and 2 of their off-track affiliates for a total of 7, bringing the grand total track and off-track affiliates to approximately 40. This marketing effort will include the aspect of selling video advertising time between the virtual horse races on the Horsepower® World Pool display. The advertising effort is the responsibility of the Corporation’s subsidiary, Racing Unified Network (R.U.N.) Inc.

At the same time the Corporation must obtain requisite legal approvals for any jurisdiction within which it wishes to broadcast the game and these processes have been initiated, but since these requirements are outside of the direct control of the Corporation, it is not possible to set a completion date specifically. The Corporation is confident that the product marketing has increased awareness and general acceptance of the product and therefore indirectly made progress towards this objective in several parts of the world.

Subsequent to the year end, Horsepower Broadcasting Network (HBN) International Ltd., on November 22, 2005, announced the signing of a Letter of Intent with Clinton Phipps Racetrack to be considered as an Authorized Racetrack Affiliate for a five year exclusive license agreement for the pari-mutuel product Horsepower® World Pool at their U.S. Virgin Island facilities on St. Thomas. The definitive five year exclusive licensing agreement will be subject to all mandatory legal approvals.

The Corporation’s subsidiary, SafeSpending Inc. has renewed interest in completing the SafeSpending™ Anonymous Internet Payment system, and in July 2005 arranged contracts with the inventors for them to assist in completing the development of the product. The product is a process to enable e-Commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit cards and personal information on the Internet. SafeSpending Inc. will pursue this market by implementing our own anonymous payment system, rather than credit or debit cards or money orders.

SafeSpending Inc. intends to start recruiting individuals in the industry to ensure that proper research and development will be in keeping with the business schedule. The Corporation intends to pursue a national and international marketing strategy required to achieve industry awareness, and where necessary, may form strategic alliances with business, financial, and technical entities required to achieve the Corporation’s goals.

Overall, the Corporation considers that major strides have been achieved in each of the areas of its five strategic objectives.

SELECTED ANNUAL INFORMATION

Year Ended August 31, 2005, Compared to August 31, 2004, and August 31, 2003

Prepared in Canadian dollars, in accordance with Canadian Generally Accepted Accounting Principles:

	2005 $	2004 $	2003 $
Total Revenue	-	-	-
Loss before discontinued operations	1,360,651	1,211,718	2,600,538
Loss per share	0.0122	0.0131	0.0383
Impairment write down of pre-development cost of abandoned projects	628,246	-	2,017,420
Total Loss	1,988,897	1,211,718	4,617,958
Loss per share	0.0178	0.0131	0.0680
Weighted average number of shares	111,579,338	92,239,057	67,894,398
Total assets	928,938	1,592,034	1,418,406
Long term liabilities	14,519	-	-

RESULTS OF OPERATIONS

Net Loss and Expenses

The Corporation had no revenue from operations during the years ended August 31, 2005, 2004 or 2003, and therefore the net loss is the same as the expenses. The Corporation had a net loss of $1,988,897 for the year ended August 31, 2005 or $0.0178 per share compared to a net loss of $1,211,718 in 2004 or $0.0131 per share. The 2005 net loss included the write down of $628,246 pre-development costs related to abandonment of the Vancouver Race Course project. The company was unable to arrange for necessary zoning changes before the option on the land expired and therefore was unable to proceed with the project. There were no impairment write downs in 2004. The 2003 year included impairment write downs of $2,017,420 related to the Gun Lake Indian Band project and a portion of the Vancouver Race Course project.

In most other respects, the 2005 results are very similar to 2004. Management and consulting fees are higher because of the additional consulting and management people the Corporation recruited to strengthen it. In the current year, management fees are grouped with professional and consulting fees. In prior years, certain of these fees were classified separately as management fees, but it is considered that such a distinction is no longer identifiable or relevant. Investor Relations costs were higher because of two consulting contracts the Corporation arranged, one of which was short term and had already expired by the year end. Advertising and promotion, and Travel and conference costs were lower than 2004.

At present the Corporation is working on the last element of certification for the Horsepower® World Pool virtual horse race game in preparation for installing it into operation. Certification is a matter of completing real time testing with an actual tote system. The Corporation has been working on arrangements to accomplish this, and management is hopeful that certification can be completed soon. The longer range plan is to introduce the product into actual operation in as many locations as possible. Because these plans require, as a minimum, the cooperation of willing customers, a tote provider and government regulators, management can not control the timetable, but the Corporation is pursuing an objective that would see this accomplished at least by the third quarter of fiscal 2006.

The corporation is also turning its attention to the matter of organizing advertising commercials for airing between the virtual horse races, so that it can be ready for operating when the opportunity arrives.

The SafeSpending internet purchasing project will see further development in the 2006 fiscal year after the Corporation has arranged a substantial equity financing.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Corporation for its last eight completed financial quarters ended August 31, 2005.

	08/31/05	05/31/05	02/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	426,966	273,000	281,246	240,904	238,916	359,425	310,946	302,431
Stock based compensation	138,535	-	-	-	-	-	-	-
Corporate taxes	-	-	-	-	-	-	-	-
Impairment write-down	-	-	628,246	-	-	-	-	-
Loss – Canadian GAAP	565,501	273,000	909,492	240,904	238,916	359,425	310,946	302,431
Deferred development costs	22,010	1,250	(626,506)	2,990	34,135	10,000	18,777	200
Foreign exchange

	08/31/05	05/31/05	02/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
adjustment – US
GAAP	14,982	(7,396)	23,599	24	584	238	(2,649)	1,875
Loss – US GAAP	602,493	266,854	306,585	449,406	273,635	369,663	327,074	304,506
Loss per share – Canadian GAAP	0.0051	0.0025	0.0083	0.0023	0.0026	0.0040	0.0036	0.0036
Loss per share – US GAAP	0.0054	0.0024	0.0028	0.0043	0.0030	0.0042	0.0038	0.0036
Weighted average number of shares	111,579,338	109,446,041	108,914,944	105,229,494	92,239,057	89,877,514	87,098,256	85,414,191
Total Assets	928,938	1,048,763	1,026,480	1,661,926	1,592,034	1,328,945	1,346,180	1,395,177
Total long-term financial liabilities	14,519	19,977	-	-	-	-	-	11,713
Cash dividends(1)	-	-	-	-	-	-	-	-

(1)

The Corporation has no cash dividend policy and has no intention of developing a cash dividend policy until it has retained earnings and demonstrated a sustainable net income. The Corporation has paid no cash dividends and has no retained earnings from which it might pay dividends.

(2)

During the second and third quarter reports, expenditures in the Horsepower® World Pool game were classified as predevelopment expenses, but at the year end they were classified for the year as Software – Horsepower® to conform to the disclosure in the prior years audited statements. Therefore, the above chart has been restated for the first three quarters of 2005 to adopt the year end disclosure.

LIQUIDITY AND CAPITAL RESOURCES

At the year ended August 31, 2005, the Corporation had a net working capital deficiency of $187,667 and Cash of $10,876 as compared to a working capital surplus of $34,395 and Cash of $93,411 in 2004.

During the year ended August 31, 2005, the Corporation issued 16,243,060 private placement shares for $1,119,082 to provide working capital and pay for services, resulting in an average share price of $0.07. Subsequent to the year end from September 1, 2005 to January 9, 2006 the Corporation has raised $365,469 from the sale of 3,206,666 private placement Treasury shares, resulting in an average share price of $0.114, and issued 1,024,800 shares having a value of $85,030 to pay for services at an average share price of $0.083, .

Financing Requirements

The Corporation anticipates that it will continue to incur losses until such time as the revenues it is able to generate from operation of its products exceed the operating expenses. The Corporation will require further financing to continue its business operations

The Corporation has a planned operating budget of $1,500,000 for the fiscal year ending August 31, 2006. The Corporation currently does not have sufficient funds on hand to finance its operations through the fiscal year ending August 31, 2006, and will be required to raise additional funds through equity financing. As a result, the Corporation has arranged contracts with two independent consultants on a contingency fee basis to recruit investment capital for its working capital requirements. Therefore, the Corporation anticipates it will raise funds to meet its planned operating budget through private placements of equity. The Corporation is currently contemplating an equity financing of up to $1,000,000. There is currently no arrangement in place, and there is no assurance that the Corporation will complete the private placements.

Anticipated sales of additional shares of common stock, if completed, will result in dilution to the Corporation’s current stockholders. However, during the third quarter, the Corporation made agreements with the warrant holders to cancel all warrants issued prior to May 1, 2005 totaling 56,300,000 warrants, in consideration for a payment to the Estate of Kim N. Hart of $31,178 which has been recorded as a settlement agreement expense, and the payment was made in June 2005.

Commitments for Capital Expenditures

There are no outstanding capital purchase commitments at this time. The Corporation’s principal capital expenditures consist of the following.

•

The Horsepower® pari-mutuel based virtual horse racing system, source codes, patent, trademarks and worldwide license. The Corporation estimates that future expenditures up to and including actual installation and operation of the product should not exceed $200,000

•	Certain computer hardware and software for scaleable operation of multi-user wagering systems. These costs are included in the above installation and operating budget of $200,000.

•

The rights, title and all intellectual property rights to the SafeSpending™ Anonymous Internet Payment System. The Corporation is intending to allocate a budget of $300,000 also to this project over the 2006 year.

OFF BALANCE SHEET ARRANGEMENTS

As of January 9, 2006, the Corporation has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The following is a summary of related party transactions for the current year:

a)	Consulting fees expensed in the income statement
Related Party	1st Qtr Ending Nov 30, 2004	2nd Qtr Ending Feb 28, 2005	3rd Qtr Ending May 31,2005	4th Qtr Ending Aug 31, 2005	Year to Date Totals
Directors	4,000	11,094	4,000	-	19,094
Officers	108,700	31,572	40,089	58,367	238,728
Total	112,700	42,666	44,089	58,367	257,822

b)	Salaries expensed in the income statement
Related Party	1st Qtr Ending Nov 30, 2004	2nd Qtr Ending Feb 28, 2005	3rd Qtr Ending May 31,2005	4th Qtr Ending Aug 31, 2005	Year to Date Totals
Directors	-	-	-	-	-
Officers	-	-	-	24,257	24,257
Total	-	-	-	24,257	24,257

c)	Share capital compensation calculated at fair market value:
Related Party	1st Qtr Ending Nov 30, 2004	2nd Qtr Ending Feb 28, 2005	3rd Qtr Ending May 31, 2005	4th Qtr Ending Aug 31, 2005	Year to Date Totals
Directors	-	-	-	11,649	11,649
Officers	-	-	61,200	105,508	166,708
Total	-	-	61,200	117,157	178,357

Combined Totals	112,700	42,666	105,289	199,781	460,436

d)

Under an existing software development agreement with a consulting company for its Horsepower® program, the Company paid $180,301 as progress payments. At the year end, the payable balance outstanding was $22,232, for a total cost of $202,533, which was charged to Software - Horsepower®. The owner of the consulting company, Jeff Grant, is also the Chief Technical Officer of the subsidiary - Horsepower Broadcasting Network (HBN) International Ltd. The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

e)	Consulting fees included in the expenses and outstanding as payable to two officers at the year end amounted to $51,751.

f)	The loans outstanding from shareholders at the year end of $12,500 were subsequently converted into 179,250 common shares, becoming part of the share capital.

Until the end of May 2005, the Corporation had no full time employees and relied on professional consultants under contract. Subsequent to the third quarter the Corporation made employment contracts, in June for the position of President and CEO of its subsidiary, Horsepower Broadcasting Network (HBN) International Ltd., and in July for the combined position of Vice President Corporate Development of Sungold International Holdings Corp., and President and CEO of the subsidiary SafeSpending Inc.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There was no change in the Corporation’s accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Corporation’s financial instruments consist of cash, accounts receivable, accrued liabilities, loans and leases payable. Unless otherwise noted, it is management’s opinion that the Corporation is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

SHARE DATA

The Corporation has 122,425,400 common shares issued and outstanding as of January 9, 2006 and commitments to issue another 1,413,866 based on subscriptions and payments received and services provided for a total of 123,839,266 as at January 9, 2006.

SUBSEQUENT EVENTS

The following subsequent events were referred to in the Overview section. In addition to the management and consulting appointments made during the year and subsequent to the year end, and the appointment of an industry consulting agency in Ireland, the Corporation’s subsidiary, Horsepower Broadcasting Network(HBN) International Ltd., on November 22, 2005, announced the signing of a Letter of Intent with Clinton Phipps Racetrack to be considered as an Authorized Racetrack Affiliate for a five year exclusive license agreement for the pari-mutuel product Horsepower® World Pool at their U.S. Virgin Island facilities on St. Thomas.. The definitive five year exclusive licensing agreement will be subject to all mandatory legal approvals.

RISKS AND UNCERTAINTIES

The securities of the Corporation are highly speculative. In evaluating the Corporation, it is important to consider that the Corporation is in the development stage of its operations as a software supplier of a virtual pari-mutuel wagering entertainment system, and an Internet anonymous payment system. A prospective investor or other person reviewing the Corporation should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity. Certain risks are associated with the Corporation’s business including the following:

Limited History of Operations

The Corporation has a limited history of operations. The Corporation is dependent on receiving jurisdictional approvals to have its Horsepower® pari-mutuel wagering based virtual horse racing game legalized as an alternative form of pari-mutuel wagering. The Corporation does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any jurisdictional approvals will be obtained for the proposed pari-mutuel licensed facilities at Authorized Racing Affiliates that the Corporation has entered into five year exclusive license agreements with. Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this stage, many of which may be beyond the Corporation’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Corporation expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Corporation or its affiliates will be able to implement their business strategies and successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis. The Corporation will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Corporation may be unable to carry out its business plan.

Governmental Regulations; Uncertainty of Obtaining Licenses

Racetrack establishment operations are subject to federal, provincial and local regulations. Federal, provincial and the applicable local authorities will require various licenses, permits and approvals. The local and federal authorities may, among other things, revoke a business license, or the license of any individual or registered entity. No racetrack has yet obtained the government licenses, permits and approvals necessary for the operation of the proposed pari-mutuel wagering activities. Business licenses and related approvals are generally deemed to be privileges under the law and no assurances can be given that any licenses, permits or approvals that may be required will be given or that existing ones will not be revoked. In particular, the Corporation’s Horsepower® World Pool racing system and operations will require various approvals from the applicable authorities, and this approval process can be time consuming and costly with no assurance of success. Moreover, all of the Corporation’s projects are subject to risks from political and economic uncertainty, which are beyond the control of the Corporation. The application processes for securing business licenses are complex and time consuming. Each project has specific requirements.

The laws, rules and regulations governing the Corporation’s proposed projects are subject to change and variation prior to the Corporation and its joint venture partners obtaining the required licenses. To a certain extent, the licensing process is a political process and the Corporation and its joint venture partners may face delays in obtaining licenses due to political changes or competing political interests.

Need for Additional Financing to Fund Current Commitments

The Corporation requires further financing to continue its daily operations and to fund ongoing project development. The Corporation anticipates it will need to raise approximately $1,000,000 to meet its current operating budget for the fiscal year ending August 31, 2006. The Corporation has not yet secured this required financing, but management is confident in the processes underway and believes it will meet its operating budget requirements through August 31, 2006. If additional financing is not available at all or on acceptable terms, the Corporation may have to substantially reduce or cease its operations.

The development of the Corporation’s business will depend upon increased cash flow from operations and the Corporation’s ability to obtain financing through private placement financing, public financing or other means. The Corporation currently has no significant revenues from operations and is experiencing negative cash flow, accordingly, the only other sources of funds presently available to the Corporation is through the sale of equity and debt capital. While the Corporation has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Corporation cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Corporation’s future results which could result in a material adverse effect on an investment in the Corporation’s securities.

Racing Industry Risks

The Corporation’s projects are speculative by their nature and involve a high degree of risk. The racing industry is subject to a number of factors beyond the Corporation’s control including changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory authorities’ rules and regulations.

There is a Limited Market for the Corporation’s Common Stock. If a Market for the Corporation’s Common Stock is Developed, then the Stock Price May be Volatile

The Corporation’s common stock is traded on the OTC Bulletin Board. However, there is a limited market for the Corporation’s common stock and there is no assurance that investors will be able to sell their shares in the public market. The Corporation anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Corporation’s results of operations;
2.	the Corporation’s ability or inability to generate new revenues;
3.	competition; and
4.	conditions and trends in the horse racing industry.

Further, companies traded on the OTC Bulletin Board have traditionally experienced extreme price and volume fluctuations. Accordingly, the Corporation’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Corporation’s common stock.

The Corporation’s Audited Financial Statements Contain a Note about the Corporation’s Ability to Continue as a Going Concern

The Corporation’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of August 31, 2004 the Corporation had an accumulated deficit of $18,629,484 which increased to $20,618,381 as at August 31, 2005. The Corporation’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Corporation to operate the Horsepower® World Pool, and or the SafeSpending™ system profitably in the future. The Corporation plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. The Corporation’s share price is currently substantially higher than the exercise cost of all of the outstanding options and warrants. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Corporation’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 2 to the Corporation’s audited financial statements.

Foreign Incorporation

The Corporation is incorporated under the laws of Canada and a majority of the Corporation’s officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any such persons or the Corporation predicated solely upon such civil liabilities.

Forward Looking Statements

This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Corporation are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Corporation’s expectations are disclosed in the Corporation documents filed from time to time with the U.S. Securities and Exchange Commission and other regulatory authorities.